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May 18, 2006

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BEST AVAILABLE COPY

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's First Quarter Earnings Release, which was disseminated to EDC's shareholders on May 12, 2006.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Very truly yours,

Arturo Caraballo

Enclosures



1st QUARTER 2006

Caracas, Venezuela
May 2006



CONSOLIDATED RESULTS FIRST QUARTER - 2006

C. A. LA ELECTRICIDAD DE CARACAS

Contact:
Scarlett Alvarez U.
VP Corporate and Investor Relations
Juan José Azpurua E.
Investor Relations Director
(58) (212) 502.2950 / (58) (212) 502.18.93
edcinversionistas@aes.com / www.laedc.com.ve

HIGHLIGHTS

- In February 2006, the Ministry of Energy and Petroleum set the new methane gas rates to 48.29 Bs./m³
- The Shareholders Meeting of March 30, 2006, empowered the Board of Directors to decide the necessary increases of the Company's Subscribed Capital to be destined to special programs. It also decreed a cash dividend of Bs. 80 per share.
- EDC implemented the "Vamos con Vargas" program to increase safety among the region inhabitants and counteract the negative effect of closing the Caracas - La Guaira viaduct.
- Operating Revenues totaled Bs. 322.3 billion, while operating expenses (excluding depreciation) stood at Bs. 187.2 billion.
- At the end of the quarter, total debt amounted to US$ 395, while average life of debt stood at 6 years.

CONTENTS

EDC REPORTED NET GAINS TOTALING Bs. 44.3 BILLION AND EBITDA AMOUNTING TO Bs. 135.1 BILLION (41.9% EBITDA MARGIN).

FACT SHEET		1Q05	1Q06
Operating Revenues	MM Bs.	325,904	322,341
Operating expenses	MM Bs.	(179,967)	(187,236)
EBITDA	MM Bs.	145,937	135,105
EBITDA margin	%	44. 8	41.9
Net profit (loss)	MM Bs.	(57,778)	44,295
Price per share (1)	Bs./share	470.00	604.45
Market capitalization	US$ million	687	884
Installed generation capacity (2)	MW	2,316	2,316
Net generation (2)	GWh	2,438	2,273
Plant availability (2) (3)	%	83.51	84.07
Net capacity factor	%	52.28	48.74
Overhead lines	Km	7,248	7,287
Underground lines	Km	3,510	3,520
Substations	#	133	133
Installed distribution capacity	MVA	14,410	14,586
Meters	thousands	1,103	1,128
Billed active customers	#	981,192	1,044,725
Sales of energy (2)	GWh	2,358	2,579
Sales energy per Employee	ratio	0.897	0.984
Customers per Employee	ratio	373	399
Employees (4)	#	2,629	2,621

(1) BVC / (2) Not including GENEVAPCA / (3) 12 months moving average
(4) Regulated Group (EDC + CALEY)

EXTERNAL FACTORS (*)

- Banco Central de Venezuela reported 0.9% inflation in March 2006. Accrued inflation during the first quarter amounted to 1.3%. The cost index benefited from the mitigating influence of lower residential gas tariffs.
- The Consumer Price Index (IPM in Spanish) was up 3,2%.
- During the first quarter, GDP grew 9.3%.
- The average unemployment rate for the quarter stood at 11,2%.
- Countrywide consumption of electrical energy grew 6.7% during the quarter.

(*) Source: BCV and OPSIS.

FINANCIAL RESULTS

Quarterly Comparison (Millions of Bs.)	1Q 05	1Q 06
Operating Revenues	325,904	322,341
Operating Expenses	(179,967)	(187,236)
EBITDA	**145,937**	**135,105**
EBITDA margin	**44.78%**	**41,91%**
Net Profit (Loss)	**(57,778)**	**44,295**

OPERATING REVENUES

During the quarter, Operating Revenues totaled Bs.322.3 billion, relatively stable in comparison to the revenues recorded in the first quarter of 2005. The 9.4% sales growth in EDC's served area as well as the 33.2% increase in the contributions of energy made by EDC affiliate GENEVAPCA to CADAFE through the National Interconnected System (S.I.N. in Spanish); partly offset tariff lag with respect to accrued inflation.

OPERATING EXPENSES

Operating Expenses (excluding depreciation) for the quarter totaled Bs. 187.2 billion, 4% more than in the same quarter of the previous year. This rise was mainly due to the impact of the salary increase stipulated in the 2004-2006 Collective Bargaining Agreement. However, the increase was partly offset by a reduction in Value Added and Municipal taxes vis-a-vis 2005. Additionally, the company continued to implement its cost cutting program, mitigating the rise in operating expenses by decreasing consumption of fuel oil #6 (its associated costs are higher than those of natural gas) and decreasing the use of its generating plants (by continuing to purchase hydroelectric energy from EDELCA.)

EBITDA

EBITDA was Bs.135,1 billion for the quarter, 7.4% below the level recorded in the same period of 2005. EBITDA is 8.1 times financial interest and expenses. EBITDA margin, which stood at 41.9%, dropped 6.5% as compared with the same quarter of the previous year.

INTEGRAL BENEFIT (COST) OF FINANCING

During the first quarter of the year, the company obtained an Integral Benefit of Financing of Bs.7.1 billion, versus an Integral Cost of Financing of Bs.73.2 billion. This was the result of (1) a lower level of debt (stemming from the prepayment and repayment of loans from foreign and local sources in 2005; and (2) the application of a lower local interest rate to the bolivar-denominated debt (which led to a 56% drop in interest and financial expenses.) Another favorable factor was the stability of the Bs./US$ official exchange rate, which was not devalued by the Venezuelan Government during 2006. The 10.9% decrease in results of exposure to inflation stems from a 200 bps drop in inflation as compared to 2005.

Integral Benefit (Cost) of Financing	1Q 05	1Q 06
(Millions of Bs.)		
Interest and financial expenses	(56,791)	(24,994)
Interest Income	13,437	7,801
Net exhange gain (loss)	(57,043)	94
Result of exposure to inflation	27,226	24,248
	(73,171)	**7,149**

NET PROFIT (LOSS)

In the first quarter, the Company recorded a Net Profit of Bs.44.3 billion, as compared to the Net Loss recorded in the same quarter of 2005 (Bs.57.8 billion). This can be attributed partly to (1) a Bs.14.5 billion (14%) drop in depreciation expense resulting from lower inflation (200 bps), which influences fixed assets; and (2) Bs.7.1 billion in Integral Benefit of Financing, in contrast with the integral cost of financing (Bs.73.2 billion) obtained during the first quarter of 2005.


Operating Revenues
(Millions of Bs.)
325,904
322,341
1Q 05
1Q 06
Operating Expenses
(Millions of Bs)
179,967
187,236
1Q 05
1Q 06
EBITDA
(Millions of Bs.)
145,937
135,105
1Q 05
1Q 06
EBITDA margin
44.8%
41.9%
Net Profit (Loss)
(Million of Bs.)
44,295
(57,778)
1Q 05
1Q 06

FINANCIAL DEBT

At the end of the first quarter of 2006, the company's Financial Debt stood at US$395 million, US$215 million (35.2%) lower than in the first quarter of 2005. This variation resulted from (1) repayment of loans to local banks totaling US$174 million; (2) payment of commercial papers and debenture bonds amounting to US$ 33 million; and (3) repayment of dollar-denominated loans from bilateral institutions and commercial banks for a total of US$8 million. Of the total financial debt, 76% is concentrated in foreign capital markets (EDC 2014 Bonds and Collateralized Series).

The Average Life of the debt stood at 6 years, 1.2 years higher with respect to the first quarter of 2005 as a result of repayment of local loans at shorter terms.

The Weighted Average Cost for the quarter was 9.2% for foreign currency debt and 13.4% for local currency debt. The Total Weighted Average Cost of debt stood at 10%.

Financial leverage (Debt/Equity) stood at 26.5%.

Debt Structure	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06
Bs.	46%	38%	23%	19%	19%
US$	54%	62%	77%	81%	81%
Fixed Rate	51%	56%	67%	69%	69%
Variable Rate	49%	44%	33%	31%	31%
Short Term	33%	30%	11%	20%	20%
Long Term	67%	70%	89%	80%	80%

CREDIT RATING

Edc Credit Rating		
Fitch Ratings	Debt:	
	Foreign	BB-
	Local	BB-
	Bonds:	
	Long Term	AA+(Ven)
	Short Term	F1+(Ven)
Standard & Poor's	Debts	B



Financial Debt
(US$ million)
1Q05
610
2Q05
542
3Q05
418
4Q05
399
1Q06
395
Average Life of Debt
(Years)
4.81
5.08
6.17
6.25
6.03
1Q05
2Q05
3Q05
4Q05
1Q06

MANAGEMENT OF THE BUSINESS

TARIFF SCHEME

Official Gazette No. 38,378 (published on 02/13/2006) contains a resolution by the Ministry of Energy and Petroleum regarding new methane gas prices at dispatch centers. The new price of methane gas at the Anaco dispatch center will be Bs.26.018 per cubic meter.

Later in the quarter (02/23/2006), a joint resolution by the Ministry of Energy and Petroleum and the Ministry of Light Industry and Trade was published in another Official Gazette (No. 38,386) to establish new methane gas distribution and transportation rates. These resolutions override the ones contained in Official Gazette No. 37,906 dated March 25, 2004.

The methane gas rate, including transportation and distribution services, that will be in force for the rest of the year is Bs.48.29 / m^3 (0.64$/MMBTU), 18.1% lower than the rate in force in 2005.

During the quarter, the average tariff stood at Bs.108.54/kWh for EDC and at Bs.80.85/kWh for CALEY.

Bs. / kWh

Type of Service	EDC	CALEY
Residential	111.25	77.01
General	116.05	80.66
Industrial	88.84	83.91
P.L.	140.39	106.56
Public Sector	99.81	83.25
Average*	**108.54**	**80.85**

* Includes business tax costs and CACE

GENERATION

Net generated energy in the first quarter of the year amounted to 2,273 GWh, a 6.8% drop as compared to the same period in the previous year. This variation resulted from a decrease in energy generation requirements thanks to the government policy regarding the efficient use of primary energy, which allowed the company to take advantage of the hydroelectric energy surplus contributed by EDELCA in view of the higher water levels in the Guri Dam.

(Expressed in GWh)	1Q05	1Q06	Var.
Gross Generation	2,506	2,347	-6.3%
Purchased energy (includes CALEY)	542	882	62.7%
Internal Consumption and losses	(690)	(650)	-5.8%
Total Sold Energy	**2,358**	**2,579**	**9.4%**
Net Generation	2,438	2,273	-6.8%
Plant Availability (%)	83.51	84.07	
Net Capacity Factor (%)	52.28	48.74	

Note: Does not include GENEVAPCA

Installed Capacity (MW)	
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

TRANSMISSION AND DISTRIBUTION

During the first quarter, EDC's transmission system delivered 2,976 GWh to the distribution system, up 6.4% with respect to the same period in 2005.

The maximum demand of gross power during the quarter was 2,024 MW, up 5.3% as compared to 2005.

230kV	69kV	30kV	Total	Tension Levels	12.47kV	8.3kV	4.8kV	Total
364	900	167	1,431	Overhead Lines (km)	5,326	194	336	5,856
24	564	334	922	Underground Lines (km)	1,463	67	1,068	2,598
388	**1,464**	**501**	**2,353**	**Total**	**6,789**	**261**	**1,404**	**8,454**
7	14	8	29	Substations (#)	46	9	49	104
3,340	4,563	982	8,884	Installed Capacity (MVA)	4,313	109	1,280	5,702
				Meters (miles)				1,128
				Circuits (#)	494	30	455	979

Management Indicators

At the end of the quarter, SAIDI was 5.66 hours, up 24.7% with respect to 2005. SAIFI amounted to 3.5 times, up 12.2% with respect to 2005. The factors which led to the rise in these indicators were the torrential rains and strong winds occurred during the August-September period, which caused tree branches and other objects hit power lines.

Thanks to the acquisition of emergency structures for overhead transmission lines, at the end of 2005, there was a significant improvement in response time required to address transmission lines contingencies.


SAIDI (*) Hours
4.54
4.67
4.69
4.98
5.18
5.61
5.85
5.98
6.10
6.22
6.34
5.69
5.66
Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
2005
2006

(*) Includes CALEY


SAIFI (*) Times
3.12
3.18
3.21
3.39
3.41
3.46
3.54
3.53
3.52
3.59
3.59
3.53
3.50
Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
2005
2006

(*) Includes CALEY



RETAIL

By the end of the quarter, our Customer Care Network included 54 Authorized Agents, 14 Commercial Office and 400 Banks.

Below are some of the most significant achievements in our efforts to improve customer satisfaction indices:

- The Commercial Office in El Valle was reopened.
- The "EDC Plata" (EDC Silver) card was formally launched with the goal of offering low income communities a way to pay electricity bills in remote areas. To date, 530 cards have been distributed and Bs.2.5 million have been collected.
- During the quarter, 64,526 customers became members of the text message service. To date, member enrollment stands at 118,314 customers.
- The project "Una o Ninguna" (One or None) has been expanded with the help of the VP Distribution. Now, newly-appointed "Integral Inspectors" decrease installation time to 4 days and reduce costs for the customer by 64% (Pilot in the Western Region.)

Management Indicators

The number of active customers that had been billed by the end of the quarter stood at 1,044,725. Of these, 87.6% belong to the residential category, 11.1% to the commercial category and 1.3% to the industrial and public sector categories.

During the quarter, sales of energy in the area served by EDC stood at 2,579 GWh, up 9.4% with respect to the same period of 2005. This increment is the result of two factors: a) the 5.8% rise in the demand of energy in the service area at the end of the quarter; and b) the 6.5% growth of our customer portfolio with respect to 2005. These factors reflect the economic recovery of the country in 2005.

Billed Active Customers	1Q05	1Q06	Var. %
Residential	854,086	914,789	7.1%
Industrial	6,350	5,871	-7.5%
Commercial	113,892	115,991	1.8%
Public Sector	6,864	8,074	17.6%
Total	**981,192**	**1,044,725**	**6.5%**
Consumption (GWh)	**1Q05**	**1Q06**	**Var. %**
Residential	842	926	10.0%
Industrial	449	459	2.2%
Commercial	856	937	9.5%
Public Sector	210	257	22.4%
Total Service Area	**2,357**	**2,579**	**9.4%**
S.I.N.	1	0	
Total Service Area + S.I.N.	**2,358**	**2,579**	**9.4%**

Nota: Does not include GENEVAPCA

Effectiveness of Collections

By the end of the quarter, effectiveness of collections stood at 112.4% (116.5% for private sector accounts and 88.8% for public sector accounts). Some actions implemented by the Company to improve the effectiveness of collections included telephone campaigns to notify customers of their expired payment deadlines and the impending disconnection of their service.

On the other hand, accounts receivable turnover stood at 2.18 months, compared to 2.15 at the end of 2005 first quarter. The increase is due to the delay in payment from some customers belonging to the public sector.


Effectiveness of Collections
1.00
0.98
0.94
1.05
1.12
M-05
J-05
S-05
D-05
M-06
Accounts Receivable Turnover
(Months)
2.15
1.98
2.16
2.05
2.18
M-05
J-05
S-05
D-05
M-06

SAFETY

During the first quarter of this year there were 12 accidents with lost time, 9 of which involved contractors and 3 of which involved EDC workers.

In line with its safety-enhancement actions in the workplace, EDC took part in March in Environmental Audits at Eletropaulo (Brazil) and in AES Chivor (Colombia). Thirty-one (31) work sectors were assessed on the basis of the new AES protocol.

Also, the Company continued to implement "Safety Walks" to detect sub-standard conditions, which are then promptly reported and corrected. Educational lectures are being given in 25 schools under the "Electric Patrolmen" ("Patrulleros Eléctricos") accident-prevention project. Similarly, safety training sessions continued to be offered to EDC and contractor company personnel, with the former having already received 16,779 hours and the latter 13,720 hours of lectures (50% above target).


Number of Accidents
1Q05
8
2
2Q05
6
5
3Q05
6
4
4Q05
3
5
1Q06
9
3
■ Employees ■ Contractors

COST REDUCTION

Strong actions are being taken to manage costs by applying "The Work Management Program" in the following areas: (1) Transmission & Distribution (e.g., attention of customer claims, programmed Maintenance, and meter installation activities) and (2) Generation (e.g., continuous improvement program).

<u>Recovering Transmission and Distribution Equipment</u>

In continuing with the Company's cost reduction and asset optimization initiatives, throught the end of the quarter, savings amounted to Bs.1,929 million as a result of the overhaul of distribution equipment (923 items). Additionally, the revamping of circuit cups and oil treated in connection boxes and transformers led to Bs.47 million in savings in the first quarter of the year.

ENERGY LOSSES RECOVERY

Energy losses (12 months) at the end of the quarter stood at 17.15% (9.64% of which correspond to non-technical losses).


Energy Losses (%)
17.76
17.86
18.02
17.72
17.15
M-05
J-05
S-05
D-05
M-06

Based on an "Income Enhancement" focus, a plan was designed to execute and follow up energy loss reduction & control activities in 2006, with special emphasis on: (1) turning illegally connected consumers into formal clients, (2) detecting and recovering non-invoiced energy due to theft and fraud, (3) systematic and continuous follow-up of the commercial cycle, (4) assessing and improving commercial processes regarding energy recording and invoicing, and (5) implementing energy balances at each feeder.

Implementation of the plan has led to the following results in the 1st quarter of 2006:

- Addition of 13,071 new customers
- 1.8% growth in the amount of customers between January and March 2006
- Recovery of 83 GWh of energy
- Replacement of 26,565 meters with expired certification
- Closing of 4,603 meter boxes
- Agreements signed with SENIAT to monitor customers
- Agreements reached with the Regulator regarding treatment of illegal customers without contract

Barrio Eléctrico

The objective of the "Barrio Electrico" initiative is to "turn informal consumers into formal clients". The first pilot began with the electrification of the Barrio La Morán, which is located to the west of Caracas. The pilot used the prepaid meter technology and involved residents of the community.

During the quarter, the following activities were implemented:

- Follow up and recording of visits made by customers to the commercial offices, in order to monitor the consumption average by client.
- Inspection of dwellings' wiring to control for illegal connections (average consumption by customer in La Morán sector was 223 kWh / month).

At the end of March, a new tariff scheme for this initiative was presented. This tariff is expected to be in force by the end of the third quarter of 2006.

AFFILIATES

GENEVAPCA

At the end of the first quarter of 2006, in addition to meeting its commitments with PDVSA, GENEVAPCA continued to help mitigate the shortage of electric energy in the Paraguana Peninsula by contributing 147 GWh to CADAFE, approximately 47% of the requirements for the region. Genevapca thus contributes to meeting the needs of the Venezuelan Electrical System through the National Interconnected System (SIN in Spanish).


Energy Contributions to the Venezuelan Electrical System (GWh)
111
184
213
132
147
1Q05
2Q05
3Q05
4Q05
1Q06

Total sales of electrical energy totaled 351 GWh, while sales of steam stood at 265,647 TM .

ADMINISTRADORA SERDECO

SERDECO's operating income stood at Bs.5.1 billion at the end of the quarter, down 16% with respect to the same period in the previous year. This drop resulted from the fact that the company no longer is providing the commercial management service to PDVSA Gas in 2006 and the delay in tariff adjustment for the commercial management of the Municipal Garbage Collection service.

In addition, operating expenses for the quarter stood at Bs.3.4 billion, down 17% as compared to the same period in 2005. This decrease is due to the cost cutting program implemented by the company in 2006.

COMMOVIL

The company's operating income for the quarter stood at Bs. 929.6 million, down 7.8% with respect to the same period in the previous year. This variation is mainly the result of non recurrent inventory sales (as the one made in 2005) and the disconnection of some customers. EBITDA stood at Bs. 485.7 million, while EBITDA marging amounted to 52.3%, relatively stable with respect to the first quarter of 2005.

At present, Conmovil has a portfolio of 157 clients, who use the services of voice trunking in the main cities of the country, as well as equipment sales, rental & repair. Availability of voice transmission service stood at close to 99.80%.

AES NETWORK

At the end of the quarter, AES Network has 40 clients, including domestic and foreign telecommunications operators, corporate businesses, and Internet Service Providers (ISPs).

As part of the initiatives for 2006, the feasibility to establish BPL technology is being explored. Up to now internal tests have been carried out and the development phase for a commercial test –at the end of the year– was initiated.

AES Network is the only company that provides telecom carrier services in the Caracas Metropolitan area through fiber optics and is the first company in Venezuela to provide Ethernet connections supported by Service Level Agreements (SLAs), which is available 24 hours a day, 365 days a year, to the Caracas Metropolitan Area.

STOCK MARKET

SHARE PRICE

At the end of the quarter, the price of the EDC share stood at Bs.604.45, up 28.6% as compared to the end of the first quarter in 2005 (Bs.470). It should be noted that the Caracas Stock Market Index rose by 10,487.63 points (51.4%), closing at 30,882.46. During the quarter, the price of the EDC share went up by 88.9%, boosted by the announcement of a cash dividend of Bs.80.

MARKET CAPITALIZATION

By the end of the quarter, Market Capitalization stood at US$884 MM, a 28.7% increase with respect to March 2005. This rise resulted from higher share prices in the quarter and to the stable Bs./US$ official exchange rate.

DIVIDENDS

The March 30, 2006, Shareholders Meeting approved a dividend of Bs.80 per share (Bs. 4000 per ADR) to shareholders who were registered as of April 07, 2006. The dividend became effective on April 18, 2006.

SPECIAL PROGRAMS TO BE DESTINED TO CAPITAL INCREASES

The Company's shareholders meeting, held in March 30, authorized the board of directors to decree up to five percent (5%) --of the Company's subscribed capital-- in capital increases to be destined to special programs such as: listing in new international markets, broadening of shareholders' base, etc.



Price of EDC Share
(Bs. / Share)
470
331
305
320
604.45
1Q05
2Q05
3Q05
4Q05
1Q06
Market Capitalization
(Millones of US$)
687
484
446
468
884
1Q05
2Q05
3Q05
4Q05
1Q06
Dividend Payment
(Bs. / Share)
17.10
51.31
80.00
2Q05
4Q05
1Q06

SOCIAL INVESTMENT

MESAS ELÉCTRICAS

EDC continues to implement its "Mesas Eléctricas" or Electrical Boards, which are organized participation mechanisms that lead to higher standards of living in the Caracas communities. These boards are designed to seek, in cooperation with the communities, solutions to electrical service issues in the lower income areas of Caracas.

During the first quarter of this year, 81 Electrical Boards were installed, three times as much as the last quarter of 2005, when the program was launched. After technical surveys and cost estimates of the projects are made, the communities submit their preliminary plans to the authorities in order to raise funds for their constructions projects.

PROGRAMA "DONA TU VUELTO"

The "Donate your Change" program is designed to collect, if the client agrees, the change remaining after the electricity bill and other services have been paid. With the "Dividendo Voluntario para la Comunidad" (DVC) as sponsor, the funds that are collected are allocated to "Fe yAlegría" projects in Venezuela. During the first quarter of 2006, the program collected 38 million bolivars –on average, 30% more than any other quarter since the program was launched.

ELECTRObus

In the first quarter, the Electrobus visited schools, community centers and companies with the objective of offering lectures on the efficient use of energy. The following locations welcomed the Electrobus: Colegio Claret, Colegio Martín Tovar (in the Colonia Tovar), the "23 de Enero" community, CANTV and many more, with over 1600 people attending the lectures. This program is another way to enhance Company image by highlighting its social investments and providing information on power consumption, electrical service and the efficient use of energy. By the end of the quarter, the Electrobus had made 11 visits.

PROYECTO "ARBOLEDA"

GENEVAPCA, together with regional government organizations, continued to implement programs to plant native species of trees across the Paraguaná Peninsula.

A total of 1,972 trees of various species were planted this past quarter and an environmental message was spread to a local school, with a total of 70 children.

During the first quarter, the message about prevention and safety (to be spread among youngsters attending the schools in the Paraguana Peninsula) have reached 311 children.

"VAMOS CON VARGAS" PROGRAM

EDC has performed the following social investment activities in Vargas state:

- *Education and jobs creation* (training 28 linemen and plant operators).
- *Environment* (planting 700 trees in Vargas parish).
- *Safety* (installing 4 km of street lighting).
- *Safe and reliable service* (incorporating 3.028 customers).
- *Investment in the electric network* (operating and inventory materials for Carayaca, Tacagua, and Picure).

PATRULLEROS ELÉCTRICOS

"Patrulleros Eléctricos" or Electric Patrolmen is a program intended to create awareness on safety issues among schoolchildren by teaching them about the direct and indirect benefits derived from an electrical accident-prevention culture. In March 2006, EDC offered 30 lectures under this program (25% of the project) in 24 Fe y Alegría schools.

DEVELOPING COMMUNITY LEADERS

With this program, EDC contributes to developing the potential of community leaders by providing them with basic negotiation skills, project design & follow up tools, as well as expertise in the identification and management of key social aspects. Thus, leaders are given the tools to handle the projects issuing from the "Mesas Eléctricas."



The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and under the International Accounting Standards (IAS).

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on March 31, 2006. The Consumer Price Index (1997 base year) for the end of March, 2006, was 532.64 and the average Consumer Price Index from March 2005-March 2006 was 511.93.

As of March, 2006, the exchange rate was 2,150 bolivars per US dollar and the average exchange rate for the year was 2,147.30 bolivars per US dollar.

C.A. La Electricidad de Caracas and Subsidiaries (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. The principles of ethics, honesty and transparency have always played a preponderant role in La Electricidad de Caracas (EDC). Accordingly, EDC surpasses all standards and regulations regarding the area of Corporate Governance when it executes actions. These principles stem from a set of shared values that guide the Company in the decision-making process and in the way its employees interact among themselves and with the environment. In this regard, all EDC workers consider safety in all their activities as their first and foremost value; honor their commitments; strive to achieve excellence and have fun at work.

EDC shares are transacted in the Caracas Stock Exchange. The Group's American Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under the symbol "ELDAY."

AES is one of the worlds largest global power companies, with 2005 revenues of US$ 11.1 billion. With operations in 25 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amass annual sales of over 82,000 MWh and our 128 generation facilities have the capacity to generate over 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs.

Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

This report may contain forward-looking statements speculative in nature based on the information, operational plans and forecasts currently available about future trends and facts. As such, they are subject to risks and uncertainties. A wide variety of factors may make future real facts to differ significantly from the issues presented or anticipated in this report, including, among others, changes in general economic, political, government and business conditions. In the event of materializing any of these risks or uncertainties, or if underlying assumptions prove to be mistaken, future real facts may vary significantly. C.A. La Electricidad de Caracas (EDC) is not bound to update or correct the information contained in this report.



FINANCIAL STATEMENTS

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED PROFIT AND LOSS STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2006)

	1Q 05 Bs.	1Q 06 Bs.	1Q 06 US$ MM
Operating Revenues	325,904	322,341	149.9
Operating Expenses	(179,967)	(187,236)	(87.1)
EBITDA	**145,937**	**135,105**	**62.8**
EBITDA MARGIN	**44.78%**	**41.91%**	**41.91%**
Depreciation	(103,732)	(89,209)	(41.5)
EBIT	**42,205**	**45,896**	**21.3**
EBIT MARGIN	**12.95%**	**14.24%**	**14.24%**
Other Income and (Expenses), Net	(35,075)	(731)	(0.3)
Integral Benefit (Cost) of Financing	(73,171)	7,149	3.3
INCOME (LOSS) BEFORE PROVISION TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST	**(66,041)**	**52,314**	**24.3**
Provision for Income Tax	8,990	(7,754)	(3.6)
Equity in Net Income of Affiliated Company	(347)	(19)	(0.0)
Minority Interest	(380)	(246)	(0.1)
NET INCOME (LOSS)	**(57,778)**	**44,295**	**20.6**
NET MARGIN	**-17.73%**	**13.74%**	**13.74%**
NET INCOME (LOSS) PER SHARE	(18.38)	14.09	0.01
NET INCOME (LOSS) PER ADR	(919)	705	0.33
OUTSTANDING SHARES (millions)	3,143	3,143	3,143

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.

C.A. LA ELECTRICIDAD DE CARACAS AND AFFILIATES
CONSOLIDATED BALANCE SHEET
(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2006))

	2005 March 31	2006 March 31
ASSETS		
Current Assets	1,222,822	943,207
Cash and Cash Equivalents	694,670	419,964
Property, Plant and Equipment, Net	4,005,372	3,810,896
Investments	4,384	12,539
Long Term Accounts Receivable	47,227	32,236
Deferred Income Tax	30,349	18,076
Intangible Assets and Deferred Credits	175,096	93,228
Total Assets	**5,485,250**	**4,910,182**
LIABILITIES AND EQUITY		
Current Liabilities	1,118,325	826,991
Short Term Debt	478,840	168,262
Long Term Debt	991,028	680,257
Other Liabilities	196,280	205,040
Equity	3,179,617	3,197,894
Total Liabilities and Equity	**5,485,250**	**4,910,182**
Current Assets / Current Liabilities	**1.09**	**1.14**
Short Term Debt / Long Term Debt	**0.48**	**0.25**
Equity / Total Assets	**57.97%**	**65.13%**
Financial Debt / Total Capitalization	**31.61%**	**20.97%**

The company's financial results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Exchange Commision (CNV in spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants.

GLOSSARY OF TERMS

ADR: American Depositary Receipt. Negotiable receipts issued by a U.S. bank to certify the number of foreign company shares that have been deposited, either in that bank or in a correspondent bank. EDC's ADRs are traded in the U.S. over-the-counter market under the symbol "ELDAY".

Availability Factor: Proportion of time during which a unit is in service or available.

BCV: Banco Central de Venezuela. Venezuelan Central Bank.

BPL: Broadband over Power Line. Technology whereby electrical networks can be used for voice and data transmission.

BVC: Bolsa de Valores de Caracas. Caracas Stock Exchange.

CACE: Adjustment charge for fuel and energy. Allows for adjustments in electricity tariffs on the basis of fuel price variations and energy purchases.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico. Venezuelan state-owned power utility.

CALEY: C.A. Luz Eléctrica del Yaracuy.

Credit Rating: A credit rating is an assessment by a credit rating agency of the creditworthiness of an issuer of financial securities on the basis of a thorough financial analysis of the issuer. It tells investors the likelihood of default, or non-payment, by the issuer of its financial obligations.

EBITDA: Earnings before interest, taxes, depreciation, and amortization.

EBITDA Margin: EBITDA expressed as the percentage of total operating revenues.

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energy Delivered to the System: The energy delivered from the substation mains to the distribution networks.

Energy Losses: The difference between the energy that goes into the transmission-distribution system and the energy that is sold to customers. Energy losses result from the operation of the electrical system (technical losses) or the improper use (theft, fraud, etc.) of electricity. They are measured as a percentage of total net energy (12 months moving average).

Financial Debt: Short-term debt plus long-term debt.

GENEVAPCA: Generación de Vapor Genevapca, C.A. The EDC affiliate that supplies electrical power and steam to the largest oil refinery complex in the world, which belongs to PDVSA and is located in the Paraguana Peninsula.

GLOSSARY OF TERMS ...2

Gross Generation:	Amount of electric energy produced by generating units (measured at the output of the units).
GWh:	Gigawatt-hour. One billion watts-hours.
KV:	Kilovolt.
KVA:	Kilovolt-ampere.
KWh:	Kilowatt Hour. Use of electricity at the rate of 1 kilowatt per hour.
Net Capacity Factor:	Ratio between the energy that has been generated and the energy that could have been generated under continuous operating conditions.
Net Generation:	Gross generation less the electric energy consumed at the generation station –for station use-- and energy losses.
Net Income (Loss) per ADR:	Net profit (loss) per share times the number of shares that comprise an ADR (50 common shares of the company).
Net Income (Loss) per share:	Net profit (loss) divided by the weighted average of the number of outstanding stock.
Market Capitalization:	Value given to a company in the Stock Market and obtained by multiplying the quote times the number of shares in the shareholders' equity of this company (excluding treasury shares).
Maximum Demand:	A measure of peak power demand (includes consumption at generation plants).
MW:	Megawatt. A unit used to measure electric power, equivalent to one thousand kilowatts, or one million watts.
OPSIS:	Oficina de Operación de Sistemas Interconectados. National Venezuelan Electrical Power Control Center.
SAIDI:	Yearly Moving Average of System Interruption Duration. Installed kVA that undergo an unforeseen interruption times the duration of the interruption in minutes divided by total kVA.
SAIFI:	Yearly Moving Average of Frequency of Interruptions. Installed kVAs that undergo an unforeseen interruption divided by total kVAs.
S.I.N.:	Sistema interconectado Nacional. National Interconnected System.
Total Net Energy:	The amount of (generated or exchanged) energy that enters the transmission-distribution system, excluding energy consumed by the generation process.



#82-4896


SEC MAIL
PROCESSING
RECEIVED
MAY 18 2006
WASH, D.C.
199
SECTION



1er TRIMESTRE 2006

Caracas, Venezuela
Mayo de 2006

C. A. LA ELECTRICIDAD DE CARACAS
Personas Contacto
Scarlett Alvarez U.
VP Relaciones Corporativas y con Inversionistas
Juan José Azpurua E.
Director de Relaciones con Inversionistas
(58) (212) 502.2950 / (58) (212) 502.18.93
edcinversionistas@aes.com / www.laedc.com.ve

HECHOS RELEVANTES

- En febrero de 2006, el Ministerio de Energía y Petróleo estableció los nuevos precios del gas metano (48,29 Bs./m³).
- El 30 de marzo de 2006, la Asamblea General de Accionistas autorizó a la Junta Directiva a decretar aumentos de capital mediante programas especiales. Asimismo, decretó un dividendo de Bs. 80 por acción.
- EDC puso en ejecución el plan "Vamos con Vargas" para brindar más seguridad a los habitantes de la región y contrarrestar el efecto negativo del cierre del viaducto # 1 de la autopista Caracas - La Guaira.
- Los ingresos en operaciones totalizaron Bs. 322,3 millardos mientras que los gastos de operación (sin depreciación) se situaron en Bs. 187,2 millardos.
- Al cierre del trimestre, la deuda total se situó en US$ 395 millones, con una vida promedio de 6 años.

CONTENIDO

RESULTADOS CONSOLIDADOS CORRESPONDIENTES AL PRIMER TRIMESTRE DE 2006

LA EDC REGISTRÓ GANANCIAS NETAS POR Bs. 44,3 MILLARDOS Y EBITDA DE Bs. 135,1 MILLARDOS (MÁRGEN EBITDA 41,9%).

RESUMEN DE ESTADÍSTICOS		1T05	1T06
Ingresos de operación	MM Bs.	325.904	322.341
Gastos de operación	MM Bs.	(179.967)	(187.236)
EBITDA	MM Bs.	145.937	135.105
Margen EBITDA	%	44, 8	41,9
Utilidad (Pérdida) neta	MM Bs.	(57.778)	44.295
Precio de la acción al cierre (1)	Bs./acción	470,00	604,45
Capitalización de mercado	US$ millones	687	884
Capacidad instalada de generación (2)	MW	2.316	2.316
Generación neta (2)	GWh	2.438	2.273
Disponibilidad de planta (2)(3)	%	83,51	84,07
Factor de capacidad neta	%	52,28	48,74
Líneas aéreas	Km	7.248	7.287
Cables subterráneos	Km	3.510	3.520
Subestaciones	#	133	133
Capacidad instalada de distribución	MVA	14.410	14.586
Medidores	miles	1.103	1.128
Clientes activos facturados	#	981.192	1.044.725
Energía vendida (2)	GWh	2.358	2.579
Energía vendida por empleado	GWh/empleado	0,897	0,984
Clientes por empleado	Cliente/empleado	373	399
Empleados (4)	#	2.629	2.621

(1) BVC / (2) No incluye GENEVAPCA / (3) Promedio móvil 12 meses
(4) Grupo Regulado (EDC + CALEY)

FACTORES EXTERNOS (*)

- El BCV reportó un índice de inflación de 0,9% en el mes de marzo. La inflación acumulada en el transcurso del primer trimestre de 2006, se situó en 1,3%. El indicador de costos se vio beneficiado por el comportamiento atenuante de la disminución en las tarifas del gas de uso residencial.
- El Índice de Precios al Mayor (IPM) creció 3,2%.
- El PIB, durante el primer trimestre del año, creció 9,3%.
- La tasa promedio de desempleo, para el trimestre, se ubicó en 11,2%.
- El consumo de energía eléctrica, a nivel nacional, registró un alza de 6,7%.

(*) Fuente: BCV y OPSIS.

RESULTADOS FINANCIEROS

Estado de Resultados (Millones de Bs.)	1T 05	1T 06
Ingresos de Operación	325.904	322.341
Gastos de Operación	(179.967)	(187.236)
EBITDA	**145.937**	**135.105**
MARGEN EBITDA	**44,78%**	**41,91%**
Utilidad (Pérdida) Neta	**(57.778)**	**44.295**

INGRESOS DE OPERACIÓN

Durante el trimestre, los Ingresos de Operación totalizaron Bs. 322,3 millardos presentando una relativa estabilidad en comparación con el mismo período del año anterior. El incremento de 9,4% en las ventas de energía en la zona servida así como también un aumento de 33,2% en el aporte de energía efectuado por la filial GENEVAPCA a CADAFE --a través del S.I.N.-- compensaron parcialmente el rezago tarifario en relación con la inflación acumulada del período.

GASTOS DE OPERACIÓN

Los Gastos de Operación (sin depreciación), para este trimestre, totalizaron Bs. 187,2 millardos, 4% más que los registrados en el mismo trimestre del año anterior; producto principalmente de la incidencia del aumento salarial acordado en la "Convención Colectiva 2004-2006". Sin embargo, este incremento es compensado --en parte– por la disminución en las tasas de impuesto al valor agregado y patente municipal. La continuidad en la estrategia de la gerencia de la empresa de mantener su programa de racionalización de costos, contribuyó también a mitigar el incremento en los gastos de operación, mediante la disminución del consumo de Fuel Oil #6 (costos asociados más elevados que el gas natural) y menor uso del parque generador (producto de la continuación del acuerdo de compra de energía hidroeléctrica a EDELCA).

EBITDA

El EBITDA para el trimestre, se situó en Bs. 135,1 millardos presentando una disminución de 7,4% comparado con el registrado en el mismo periodo del año anterior. El EBITDA representa 8,1 veces los intereses y gastos financieros. El Margen EBITDA disminuyó 6,5% (a 41,9%) con respeto del obtenido en el mismo trimestre del año 2005.

BENEFICIO (COSTO) INTEGRAL DE FINANCIAMIENTO

Durante el primer trimestre se obtuvo un beneficio integral de financiamiento de Bs. 7,1 millardos en contraposición al registro de un costo integral de financiamiento por Bs. 73,2 millardos en el primer trimestre del año 2005; motivado a: (1) un menor nivel de endeudamiento (producto del pago anticipado y amortización de préstamos externos y locales llevados a cabo por la empresa en el 2005) y (2) la aplicación de una tasa promedio activa local, más baja, a la deuda denominada en bolívares (que permitió que los intereses y gastos financieros disminuyeran en 56%). También favorece la estabilidad del tipo de cambio oficial (Bs./US$) que no experimentó ningún ajuste (devaluación) por parte del gobierno nacional. La baja del 10,9% en el resultado monetario obedece a una inflación menor --en 200 bps-- con respecto a la ocurrida en el año 2005.

Beneficio (Costo) Integral de Financiamiento	1T 05	1T 06
(Millones de Bs.)		
Intereses y gastos financieros	(56.791)	(24.994)
Intereses ganados	13.437	7.801
Diferencia en cambio, neta	(57.043)	94
Resultado monetario del ejercicio	27.226	24.248
	(73.171)	**7.149**


Ingresos de Operación
(Millones de Bs.)
325.904
322.341
1T 05
1T 06
Gastos de Operación
(Millones de Bs.)
179.967
187.236
1T 05
1T 06
EBITDA
(Millones de Bs.)
145.937
135.105
1T 05
1T 06
Margen EBITDA
44,8%
41,9%

UTILIDAD (PÉRDIDA) NETA

En el primer trimestre se registró una Utilidad Neta de Bs. 44,3 millardos, a diferencia de la pérdida neta obtenida en el mismo trimestre del año 2005 que se ubicó en Bs. 57,8 millardos. Este resultado es atribuible, en parte, a: (1) la disminución del Gasto de Depreciación en Bs. 14,5 millardos (14%) producto de una inflación menor --en 200 bps-- que impacta el valor de los activos fijos y (2) a la obtención de un Beneficio Integral de Financiamiento por Bs. 7,1 millardos, que contrasta con el costo registrado por este concepto durante el primer trimestre de 2005 (Bs. 73,2 millardos).

DEUDA FINANCIERA

La Deuda Financiera al cierre del primer trimestre del año 2006, registró un nivel de US$ 395 millones, reflejando una disminución de US$ 215 millones (35,2%) con respecto al primer trimestre del año 2005. Esta variación se debe a: (1) pago de préstamos a la banca local por US$ 174 millones, (2) cancelación de papeles comerciales y obligaciones quirografarias por US$ 33 millones y (3) pago de préstamos en dólares con bilaterales y bancos comerciales por US$ 8 millones. El 76% del total de la deuda financiera está concentrado en el mercado de capitales extranjero ("Bonos EDC 2014 y Serie Colateralizada").

La Vida Promedio de la deuda se situó en 6 años reflejando un aumento de 1,2 años en relación al primer trimestre del año 2005. Esta mejora es el resultado de la cancelación de los préstamos locales a menor plazo.

El Costo Promedio Ponderado de la deuda, para el trimestre, fue 9,2% en moneda extranjera y 13,4% en moneda local. El costo promedio ponderado de la deuda total fue de 10%.

El apalancamiento financiero (Deuda/Patrimonio) se situó en 26,5%.

Estructura Deuda	Mar-05	Jun-05	Sep-05	Dic-05	Mar-06
Bs.	46%	38%	23%	19%	19%
US$	54%	62%	77%	81%	81%
Tasa Fija	51%	56%	67%	69%	69%
Tasa Variable	49%	44%	33%	31%	31%
Corto Plazo	33%	30%	11%	20%	20%
Largo Plazo	67%	70%	89%	80%	80%

CALIFICACIÓN CREDITICIA

Calificación Crediticia de EDC		
Fitch Ratings	**Deuda:**	
	Extranjera	BB-
	Local	BB-
	Obligaciones:	
	Largo Plazo	AA+(Ven)
	Corto Plazo	F1+(Ven)
Standard & Poor's	Deuda	B



Utilidad (Pérdida) Neta
(Millones de Bs.)
44.295
(57.778)
1T05
1T06
Deuda Financiera
(Millones de US$)
1T05 610
2T05 542
3T05 418
4T05 399
1T06 395
Vida promedio
(Años)
4,81
5,08
6,17
6,25
6,03
1T05 2T05 3T05 4T05 1T06

GESTIÓN DEL NEGOCIO

RÉGIMEN TARIFARIO

El 13/02/2006 se publicó --en la Gaceta Oficial N° 38.378-- una resolución del Ministerio de Energía y Petróleo, en la que se establecen los nuevos precios del gas metano en los centros de despacho. El nuevo precio del metro cúbico de gas metano, desde el centro de despacho de Anaco, es de Bs. 26,018.

Posteriormente, el 23/02/2006, se publicó una resolución conjunta del Ministerio de Energía y Petróleo y el Ministerio de Industrias Ligeras y Comercio (Gaceta Oficial N° 38.386) estableciendo las nuevas tarifas de transporte, así como las tarifas de distribución del gas metano. Estas resoluciones, derogan la Gaceta Oficial 37.906 del 25 de marzo de 2004.

La tarifa final que regirá, por el resto del año, para el gas metano –incluyendo las tarifas del servicio de transporte y de distribución-- es de Bs. 48,29 / m³ (0.64$/MMBTU), lo que representa un disminución del 18,1% con respecto a las tarifas vigentes en el 2005.

La tarifa promedio del trimestre se situó en Bs. 108,54 / kWh para la EDC y Bs. 80,85 por kWh, para CALEY.

Bs. / kWh

Tipo de Servicio	EDC	CALEY
Residencial	111,25	77,01
General	116,05	80,66
Industrial	88,84	83,91
A.P.	140,39	106,56
Sector Oficial	99,81	83,25
Promedio*	**108,54**	**80,85**

* Se incluyen los costos por patente y CACE

GENERACIÓN

La energía neta generada durante el primer trimestre fue de 2.273 GWh, disminuyendo en 6,8% en comparación con el mismo periodo del año anterior. Esta variación se debe a la reducción en los requerimientos de generación de energía, producto de la política del gobierno de uso eficiente de las energías primarias que permitió aprovechar el excedente en la oferta de energía hidráulica por parte de EDELCA, como consecuencia de hidrologías favorables en el Embalse de Guri.

(Expresado en GWh)	1T05	1T06	Var.
Generación Bruta	2.506	2.347	-6,3%
Energía Comprada (incluye CALEY)	542	882	62,7%
Consumo Interno y Pérdidas	(690)	(650)	-5,8%
Total Energía Vendida	**2.358**	**2.579**	**9,4%**
Generación Neta	2.438	2.273	-6,8%
Disponibilidad Planta (%)	83,51	84,07	
Factor de Capacidad Neta (%)	52,28	48,74	

Nota: Estos datos no incluyen GENEVAPCA

TRANSMISIÓN Y DISTRIBUCIÓN

La energía entregada por el sistema de transmisión al sistema de distribución, durante el primer trimestre, fue de 2.976 GWh, alcanzando un crecimiento del 6,4% con respecto al mismo periodo del año anterior.

Por su parte, la demanda máxima de potencia bruta –durante el primer trimestre– fue de 2.024 MW, alcanzando un crecimiento del 5,3% con respecto del año 2005.



Capacidad Instalada (MW)	
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

230kV	69kV	30kV	Total	Niveles de Tensión	12,47kV	8,3kV	4,8kV	Total
364	900	167	1.431	Líneas aéreas (km)	5.326	194	336	5.856
24	564	334	922	Cables subterráneos (km)	1.463	67	1.068	2.598
388	**1.464**	**501**	**2.353**	**Total**	**6.789**	**261**	**1.404**	**8.454**
7	14	8	29	Subestaciones (#)	46	9	49	104
3.340	4.563	982	8.884	Capacidad Instalada (MVA)	4.313	109	1.280	5.702
				Medidores (miles)				1.128
				Circuitos (#)	494	30	455	979

Indicadores de gestión

Al cierre del trimestre, el SAIDI se situó en 5,66 horas, aumentando en un 24,7% con respécto al 2005. El SAIFI ascendió a 3,50 veces al cierre del trimestre, 12,2% más que el año pasado. Los valores de estos indicadores fueron afectados por los fuertes vientos y lluvias ocurridos durante los meses de agosto y septiembre de 2005 (incluídos en el promedio móvil 12 meses); que desembocaron en líneas de transmisión afectadas por ramas y árboles caídos.

Gracias a la adquisición de estructuras de emergencia para líneas aéreas de transmisión, a finales del año pasado, mejoraron los tiempos de atención a fallas ante contingencias en líneas de transmisión.


SAIDI (*) Nº de horas
4,54 4,67 4,69 4,98 5,18 5,61 5,85 5,98 6,10 6,22 6,34 5,69 5,66
Mar Abr May Jun Jul Ago Sep Oct Nov Dic Ene Feb Mar
2005
2006

(*) incluye CALEY


SAIFI (*) Nº de veces
3,12 3,18 3,21 3,39 3,41 3,46 3,54 3,53 3,52 3,59 3,59 3,53 3,50
Mar Abr May Jun Jul Ago Sep Oct Nov Dic Ene Feb Mar
2005
2006

(*) incluye CALEY



COMERCIALIZACIÓN

Al finalizar el trimestre, nuestra Red de Atención quedó conformada por 54 Agentes Autorizados, 14 Oficinas Comerciales y 400 Agencias Bancarias.

A continuación se describen los avances más significativos, realizados durante el trimestre, para mejorar la satisfacción al cliente:

- Reapertura de la Oficina Comercial El Valle.
- Se realizó el lanzamiento formal de la tarjeta "EDC PLATA", como parte de las iniciativas para promover el acercamiento con las comunidades de bajos recursos, ofreciendo un canal de pago para sectores alejados de las Oficinas Comerciales. Hasta la fecha se han entregado 530 tarjetas, recaudando aproximadamente Bs. 2,5 millones.
- Hasta la fecha se han afiliado 64.526 clientes al servicio de mensajería de texto, para alcanzar un total de 118.314 clientes afiliados.
- Ampliación del proyecto "UNA O NINGUNA" en conjunto con el área de Distribución, creando la figura de Inspectores Integrales, disminuyendo el tiempo de instalación a 4 días y reduciendo el costo de atención al cliente en un 64% (prueba piloto en la Región Oeste).

Indicadores de gestión

Los clientes activos facturados al cierre del trimestre totalizaron 1.044.725; de los cuales 87,6% corresponden a clientes residenciales; 11,1% a clientes comerciales y 1,3% a clientes industriales y sector público.

Durante el trimestre las ventas de energía en el área servida se ubicaron en 2.579 GWh, aumentando en 9,4% con respecto al mismo periodo del año 2005. El incremento de energía vendida se presenta como consecuencia de dos factores: (1) el aumento de la demanda --en la zona servida– de 5,8% al cierre del trimestre y (2) el crecimiento de nuestra cartera de clientes en un 6,5% con respecto al mismo trimestre del 2005. Estos factores son signos de la recuperación mostrada por la actividad económica durante el período.

Clientes activos facturados	1T05	1T06	Var. %
Residencial	854.086	914.789	7,1%
Industrial	6.350	5.871	-7,5%
Comercial	113.892	115.991	1,8%
Sector Público	6.864	8.074	17,6%
Total	**981.192**	**1.044.725**	**6,5%**
Consumo en GWh	**1T05**	**1T06**	**Var. %**
Residencial	842	926	10,0%
Industrial	449	459	2,2%
Comercial	856	937	9,5%
Sector Público	210	257	22,4%
Total Área Servida	**2.357**	**2.579**	**9,4%**
S.I.N.	1	0	
Total Área Servida + S.I.N.	**2.358**	**2.579**	**9,4%**

Nota: No incluye GENEVAPCA

Efectividad de la cobranza

La efectividad de la cobranza se situó para el mes de marzo en 112,4% (116,5% para las cuentas del Sector Privado y 88,8% para las cuentas del Sector Público). En el Sector Privado se continuó con la notificación de deuda vía telefónica (además de informar acerca de la fecha de vencimiento y dar aviso de suspensión del servicio); con la intención de garantizar el cobro de la facturación antes del vencimiento y mejorar la efectividad de la cobranza.

Por su parte, la rotación de las cuentas por cobrar se situó en 2,18 meses, frente a un valor de 2,15 meses registrado en el primer trimestre de 2005. Este incremento se debió al retraso en los pagos de algunos clientes del sector público.



Efectividad de la Cobranza
1,00
0,98
0,94
1,05
1,12
M-05
J-05
S-05
D-05
M-06
Rotación Cuentas x Cobrar (Meses)
2,15
1,98
2,16
2,05
2,18
M-05
J-05
S-05
D-05
M-06

SEGURIDAD

Durante el trimestre se registraron 12 accidentes laborales con pérdida de tiempo, de los cuales 9 corresponden a contratistas y 3 a trabajadores EDC.

Continuando con las acciones orientadas al tema de seguridad, EDC participó --durante el mes de marzo-- en la Auditoría de Ambiente en Eletropaulo (Brasil) y en AES Chivor (Colombia), evaluando 31 sectores de trabajo en función al nuevo protocolo de AES.

Adicionalmente, en este trimestre continuaron las "Caminatas de Seguridad", en las que se detectan condiciones fuera de norma que son reportadas inmediatamente para su correspondiente corrección. Se están desarrollando charlas formativas en 25 colegios mediante el proyecto "Patrulleros Eléctricos" para la prevención de accidentes. Igualmente, en el trimestre, continuó el adiestramiento en seguridad para personal EDC y contratistas, impartiendo 16.779 horas y 13.720 horas de entrenamiento, respectivamente (superando en 50% a la meta establecida).


Número de Accidentes
1T05
8
2
2T05
6
5
3T05
6
4
4T05
3
5
1T06
9
3
Empleados
Contratistas

PROGRAMAS DE REDUCCIÓN DE COSTOS

Acciones importantes han sido tomadas para reducir costos, mediante la aplicación del programa de "Administración del Trabajo", en las siguientes áreas: (1) Transmisión y Distribución (atención a reclamos de clientes, mantenimiento programado y actividades de instalación de medidores) y (2) Generación (programas de mejoramiento continuo).

Recuperación de equipos de transmisión y distribución

Al cierre del trimestre se recuperaron 923 equipos de distribución, generando un ahorro de Bs. 1.929 millones. Con este resultado se contribuyó al logro de los objetivos de reducción de costos y optimización en el uso de los activos.

Asimismo, durante el trimestre, se obtuvo un ahorro de Bs. 47 millones por concepto de aceite tratado en cajas de conexión, en transformadores de las subestaciones y copas recuperadas en los cables.

RECUPERACIÓN DE PÉRDIDAS

Las pérdidas de energía (12 meses) para el mes de Marzo de 2006 se ubicaron en 17,15% (9,64% corresponden a pérdidas no técnicas).


Pérdidas de Energía (%)
17,76
17,86
18,02
17,72
17,15
M-05
J-05
S-05
D-05
M-06

Bajo el enfoque de "Aumento de Ingresos" se elaboró el Plan 2006 que contempla la ejecución y seguimiento de actividades orientadas a la reducción y control de las pérdidas de energía con énfasis en : (1) transformación de consumidores en clientes, (2) detección y recuperación de energía dejada de facturar por concepto de fraudes y hurtos, (3) seguimiento continuo y sistemático del ciclo comercial, (4) levantamiento y mejora de procesos comerciales relacionados con el registro y facturación de la energía y (5) implantación de balances de energía por alimentadores.

Como producto de la aplicación del Plan, durante el primer trimestre, se obtuvieron los siguientes resultados:

- Incorporación de 13.071 nuevos clientes.
- Crecimiento de clientes en 1,8% durante el período enero - marzo 2006.
- Recuperación de 83 GWh de energía.
- Sustitución de 26.565 medidores con aferición vencida.
- Cerramiento de 4.603 módulos de medidores
- Acuerdos con el SENIAT para la fiscalización de clientes.
- Acuerdos con el ente regulador para el tratamiento de clientes ilegales sin contrato.

Barrio Eléctrico

El objetivo de la iniciativa Barrio Eléctrico es "convertir consumidores informales en clientes formales". El primer proyecto piloto comenzó con la electrificación del Sector La Morán, ubicado al Oeste de Caracas, utilizando la tecnología de medidores prepago y la participación de la comunidad.

Durante el trimestre, se obtuvieron los siguientes avances:

- Seguimiento y control de las visitas realizadas por los clientes a las oficinas comerciales, a fin de llevar un control del consumo promedio por cliente.

- Inspecciones a las instalaciones eléctricas de las viviendas para controlar las conexiones ilegales (el consumo promedio por cliente en el sector La Morán fue de 223 kWh/mes).

Al final del primer trimestre, se presentó la propuesta de un nuevo esquema tarifario (enmarcado dentro del régimen tarifario vigente). Se pronostica su aplicación para el tercer trimestre del año.

EMPRESAS FILIALES

GENEVAPCA

Al cierre del primer trimestre de 2006, además de cumplir sus compromisos con PDVSA, Genevapca continuó contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando 147 GWh a CADAFE, que significó aproximadamente el 47 % de las necesidades de electricidad de la región, apoyando de esta manera al S.I.N. y contribuyendo con el Sistema Eléctrico Venezolano.

Las ventas totales de energía eléctrica de esta filial para el primer trimestre totalizaron 351 GWh, mientras que las ventas de vapor sumaron 265.647 TM.


Aportes de Energía al Sistema Eléctrico Venezolano (GWh)
111
184
213
132
147
1T05
2T05
3T05
4T05
1T06

ADMINISTRADORA SERDECO

Para el trimestre, los ingresos operativos alcanzaron Bs. 5,1 millardos, disminuyendo en un 16% con respecto al mismo periodo del año anterior. Esta variación se debe a la culminación --en el mes de septiembre de 2005-- de la alianza comercial con PDVSA GAS, además del efecto negativo del retraso en la aplicación de los ajustes tarifarios al servicio de aseo.

Por otra parte, los gastos operativos correspondientes al trimestre fueron de Bs. 3,4 millardos, lo cual comparado con el mismo periodo del año anterior, representó una disminución del 17%. Estas variaciones se deben principalmente a la racionalización de los recursos contemplados en el presupuesto del año 2006.

COMMOVIL

Para el primer trimestre, los ingresos operativos alcanzaron Bs. 929,6 millones. Esta disminución de 7,8% --respecto del mismo trimestre del año anterior-- obedece principalmente a que no se realizaron ventas ocasionales de inventario (como sucedió en el 2005) y a la desincorporación de clientes. El EBITDA para el trimestre se situó en Bs. 485,7 millones (margen EBITDA 52,3%, relativamente estable en comparación con el obtenido en el mismo período del año anterior).

Actualmente, la empresa cuenta con una cartera de 157 clientes, que reciben los servicios de manejo de voz (Trunking) en las principales ciudades del país. Adicionalmente, Commovil ofrece los servicios de venta y reparación de equipos, así como también el alquiler y reparación de radios. En cuanto a la disponibilidad del servicio en transmisión de voz, se encuentra en el orden de un 99,80%.

AES NETWORK

Al cierre del trimestre, AES Network cuenta con 40 clientes principalmente operadores de telecomunicaciones nacionales e internacionales, sector corporativo y proveedores de acceso a Internet (ISPs). Como parte de las iniciativas del año 2006, se está explorando la factibilidad de implantar la tecnología BPL como medio de transmisión de datos utilizando la red eléctrica. Hasta el momento se han realizado pruebas internas y se inició la fase de desarrollo de la ingeniería de detalle para una prueba comercial a finales del presente año.

AES Network se diferencia por su prestación de servicios carrier de telecomunicaciones en el área metropolitana de Caracas a través de fibra óptica y por ser la primera empresa en la oferta de servicios de conectividad Ethernet respaldados por SLA (Service Level Agreement) y supervisión de gestión de la red 7X24 durante todo el año.

MERCADO BURSÁTIL

PRECIO DE LA ACCIÓN

Al cierre del trimestre, el precio de la acción se situó en Bs. 604,45, aumentando en 28,6% en relación al precio de cierre del primer trimestre de 2005 (Bs. 470). Cabe destacar que durante el primer trimestre del año, el Índice General de la Bolsa de Valores de Caracas (IBC) presentó un repunte de 10.487,63 puntos (51,4%), al cerrar en 30.882,46 puntos. En el caso de EDC, el precio de la acción aumentó 88,9%, acompañado por el efecto del decreto de un dividendo en efectivo de Bs. 80 por acción.

CAPITALIZACIÓN DE MERCADO

Al cierre del trimestre, la capitalización del mercado alcanzó US$ 884 MM, aumentando 28,7% en relación al valor obtenido en marzo de 2005. Este aumento obedece al incremento en el precio de la acción durante el trimestre y a la estabilidad que presentó el tipo de cambio oficial (Bs. / US$).

DIVIDENDOS

El 30 de marzo de 2006, la Asamblea General Ordinaria de Accionistas aprobó el pago de un dividendo de Bs. 80 por acción (Bs. 4.000 por ADR), a los accionistas registrados en libros al 07 de abril de 2006, el cual se hizo efectivo el 18 de abril de 2006.

PROGRAMAS ESPECIALES DE AUMENTOS DE CAPITAL

La Asamblea General Ordinaria de Accionistas, celebrada el 30 de marzo, autorizó a la Junta Directiva para decretar hasta el cinco por ciento (5%) del monto del capital suscrito, en aumentos de capital destinados a programas especiales tales como: planes de acciones para los trabajadores, inscripción de la acción en nuevos mercados internacionales, ampliación del número de accionistas minoritarios, etc.



Precio de la Acción
(Bs. / Acción)
470
331
305
320
604,45
1T05
2T05
3T05
4T05
1T06
Capitalización de Mercado
(Millones de US$)
687
484
446
468
884
1T05
2T05
3T05
4T05
1T06
Dividendos Pagados
(Bs. / Acción)
17,10
51,31
80,00
2T05
4T05
1T06

INVERSIÓN SOCIAL

MESAS ELÉCTRICAS

La EDC continua con la instalación de las mesas eléctricas como un mecanismo de participación organizada que permite elevar la calidad de vida de las comunidades, buscando soluciones compartidas al problema del servicio eléctrico en las diferentes zonas populares de Caracas.

Durante el primer trimestre del año, se instalaron 81 mesas eléctricas, triplicando la cantidad establecida durante los últimos tres meses del año 2005 (cuando se inició este programa). Se llevó a cabo el levantamiento técnico y la estimación del proyecto de cada una de las mesas (anteproyectos) para que la comunidad realice la solicitud, ante los entes gubernamentales, de los recursos necesarios destinados a la ejecución de las obras.

PROGRAMA "DONA TU VUELTO"

Dona tu Vuelto es un programa que recauda, a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios; para destinarlo --con el auspicio del Dividendo Voluntario para la Comunidad (DVC)-- a obras de Fe y Alegría en Venezuela. Durante el primer trimestre del 2006, se recaudaron Bs. 38 millones (30% más que el promedio alcanzado --por trimestre-- desde el inicio del programa en diciembre de 2003).

ELECTRObus

Durante este trimestre, el Electrobus estuvo presente en colegios, localidades y empresas con la finalidad de dictar charlas acerca del uso eficiente de energía, tales como: Colegio Claret, Colegio Martín Tovar (en la Colonia Tovar), la comunidad del 23 de Enero, CANTV y muchos más, en los que se atendieron a más de 1.600 personas. De esta manera, seguimos aportando en la difusión de una imagen de empresa dedicada a hacer inversión social, contribuyendo con las solicitudes de nuestros clientes en materia de información asociada a sus consumos, servicio eléctrico y uso eficiente de energía. Para el cierre del trimestre, el Electrobus ha realizado un total de 11 visitas.

PROYECTO "ARBOLEDA"

GENEVAPCA --junto a otras organizaciones gubernamentales regionales– continuó reforestando la Península de Paraguaná con especies autóctonas. Durante el primer trimestre se sembraron 1.972 árboles de diferentes especies y se llevó el mensaje ambientalista a una institución educativa, sumando un total de 70 niños.

Durante el primer trimestre del año, 311 niños de las escuelas ubicadas en la península han recibido el mensaje de seguridad y prevención que se transmite mediante el Proyecto "Aprende de Seguridad con Nosotros" (aproximadamente 25% de la meta para el 2006).

PROGRAMA "VAMOS CON VARGAS"

En los primeros tres meses del año, la EDC ha desarrollado las siguientes actividades de inversión social en el Edo. Vargas:

- *Educación y empleo* (instrucción a 28 estudiantes en el curso de Cablista-Linieros).
- *Arborización* (entrega de 700 plantas a la Alcaldía de Vargas).
- *Seguridad* (instalación de 4 km de alumbrado público).
- *Servicio confiable y seguro* (incorporación de 3.028 clientes).
- *Inversión en redes eléctricas* (materiales y construcción destinados a la red conformada por Carayaca, Tacagua y Picure).



PATRULLEROS ELÉCTRICOS

Es una iniciativa orientada a crear conciencia en la comunidad escolar sobre aspectos de seguridad, informándoles a la vez sobre los beneficios directos e indirectos que pueden obtenerse al desarrollar una cultura de prevención de accidentes relacionados con las instalaciones eléctricas. En el mes de Marzo de 2006, se iniciaron las charlas correspondientes a este programa. Se dictaron un total de 30 charlas en 24 colegios de Fé y Alegría (que representa, aproximadamente, 25% de avance del proy ecto).

FORMACIÓN DE LÍDERES COMUNITARIOS

Es un programa que contribuye a la capacitación de las comunidades para la potenciación de sus liderazgos locales, nivelación de capacidades mínimas de negociación, dotación de herramientas para formulación y seguimientos de proyectos e identificación y manejo de los aspectos sociales claves; en relación con los proyectos surgidos de la instalación de las Mesas Eléctricas.



Los resultados presentados en este informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela (CNV) y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de marzo de 2006. El índice de precios al consumidor (IPC base 1997) para el cierre de marzo 2006 fue 532,64 y el IPC promedio anualizado para el periodo de marzo 2005 - marzo de 2006 fue 511,93.

La tasa de cambio para el cierre de marzo de 2006 fue 2.150,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 2.147,30 bolívares/US dólar.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Los principios de ética, honestidad y transparencia han ocupado un lugar primordial en la Electricidad de Caracas. Por ello, EDC se ha mantenido siempre a la vanguardia en el área de Gobierno Corporativo, más allá del cumplimiento de la normativa que regula la materia, la orientación de sus acciones y ejecución de sus actividades. Estos principios, se originan a partir de un conjunto de valores compartidos en la toma de decisiones y en la forma de interaccionar los unos con los otros y con el entorno. En tal sentido, un trabajador de la EDC: antepone la seguridad, como valor primordial, en la realización de cada una de sus actividades; actúa con integridad; honra sus compromisos; se esfuerza por la excelencia y disfruta de su trabajo. Cada acción de EDC se transa en la Bolsa de Valores de Caracas.

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2005 de US$ 11,1 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 25 países a través de 114 plantas de energía y 17 compañías distribuidoras. Sus 30.000 empleados están comprometidos con la excelencia operacional y con satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradecemos dirigir sus preguntas o comentarios relacionados con este informe a la atención de Relaciones con los Inversionistas, al siguiente correo electrónico: edcinversionistas@aes.com

Este informe puede contener información y declaraciones a futuro (forward-looking statements) que son inherentemente especulativas con base en la información, planes operativos y proyecciones disponibles en la actualidad acerca de tendencias y hechos futuros. Como tales, están sujetas a riesgos e incertidumbres. Diversos factores podrían hacer que los hechos reales en el futuro difieran significativamente de los expresados o previstos en el presente informe, incluyendo -entre otros- los cambios en las condiciones generales económicas, políticas, gubernamentales y de negocio. Si alguno o algunos de estos riesgos o incertidumbres llegaran a materializarse, o si los supuestos subyacentes resultaran incorrectos, los hechos reales futuros podrían diferir significativamente de los descritos. C.A. La Electricidad de Caracas (EDC) no asume ninguna obligación de actualizar o corregir los datos contenidos en este informe.



ESTADOS FINANCIEROS

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PÉRDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de marzo de 2006)

	1T 05 Bs.	1T 06 Bs.	1T 06 US$ MM
Ingresos de Operación	325.904	322.341	149,9
Gastos de Operación	(179.967)	(187.236)	(87,1)
EBITDA	**145.937**	135.105	62,8
MÁRGEN EBITDA	**44,78%**	41,91%	41,91%
Depreciación	(103.732)	(89.209)	(41,5)
EBIT	**42.205**	45.896	21,3
MÁRGEN EBIT	**12,95%**	14,24%	14,24%
Otros Ingresos y (Egresos), neto	(35.075)	(731)	(0,3)
Beneficio (Costo) Integral de Financiamiento, neto	(73.171)	7.149	3,3
UTILIDAD (PÉRDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, PARTICIPACIÓN PATRIMONIAL EN COMPAÑÍA AFILIADA E INTERESES MINORITARIOS	**(66.041)**	52.314	24,3
Provisión para Impuestos	8.990	(7.754)	(3,6)
Participación Patrimonial en Compañía Afiliada	(347)	(19)	(0,0)
Intereses Minoritarios	(380)	(246)	(0,1)
UTILIDAD (PÉRDIDA) NETA	**(57.778)**	44.295	20,6
MÁRGEN UTILIDAD NETA	**-17,73%**	13,74%	13,74%
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(18;38)	14,09	0,01
UTILIDAD (PÉRDIDA) NETA POR ADR	(919)	705	0,33
ACCIONES EN CIRCULACIÓN (Millones)	3.143	3.143	3.143

Los estados financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS
(Con base en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de marzo de 2006)

	2005 31 de Marzo	2006 31 de Marzo
ACTIVO		
Activo Circulante	1.222.822	943.207
Efectivo y Equivalentes de Efectivo	694.670	419.964
Propiedades, Planta y Equipos, neto	4.005.372	3.810.896
Inversiones	4.384	12.539
Cuentas por Cobrar a Largo Plazo	47.227	32.236
Impuesto Sobre la Renta Diferido	30.349	18.076
Otros Activos y Cargos Diferidos	175.096	93.228
Total Activo	**5.485.250**	**4.910.182**
PASIVO Y PATRIMONIO		
Pasivo Circulante	1.118.325	826.991
Deuda a corto plazo	478.840	168.262
Deuda a Largo Plazo	991.028	680.257
Otros Pasivos	196.280	205.040
Patrimonio	3.179.617	3.197.894
Total Pasivo y Patrimonio	**5.485.250**	**4.910.182**
Activo Circulante / Pasivo Circulante	**1,09**	**1,14**
Deuda Financiera C P / Deuda L P	**0,48**	**0,25**
Patrimonio / Activo Total	**57,97%**	**65,13%**
Deuda Financiera / Capitalización Total	**31,61%**	**20,97%**

Los estados financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores (CNV)" y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

GLOSARIO DE TÉRMINOS

ADR: American Depositary Receipt. Recibos negociables emitidos por un banco estadounidense para certificar que un número de acciones extranjeras ha sido depositado en ese banco o en un corresponsal. El ADR de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

BCV: Banco Central de Venezuela.

BPL: Broadband over Power Line. Tecnología que permite la utilización de redes eléctricas para transmisión de voz y datos.

BVC: Bolsa de Valores de Caracas.

CACE: Cargo por ajuste de combustible y energía. Permite ajustar las variaciones en los precios de los combustibles y las compras de energía, con relación a los previstos para el cálculo de las tarifas.

CADAFE: Compañía Anónima de Administración y Fomento Eléctrico.

CALEY: C.A. Luz Eléctrica del Yaracuy.

Calificación Crediticia: Opinión profesional que produce una agencia calificadora de riesgos, sobre la capacidad de un emisor para pagar el capital y los intereses de sus obligaciones en forma oportuna (con base en estudios, análisis y evaluaciones de los emisores).

CANTV: Compañía Anónima Nacional Teléfonos de Venezuela

Capitalización de Mercado: Valor dado a una empresa en Bolsa. Producto de multiplicar la cotización por el número de acciones que componen el capital de dicha empresa (sin considerar acciones en tesorería).

Demanda Máxima de Potencia Bruta: Es una medida del pico de demanda de potencia (incluye los consumos asociados a las plantas de generación).

Deuda Financiera: Deuda a corto plazo más deuda a largo plazo.

EBITDA: Utilidad en operaciones antes de intereses, impuestos, depreciación y amortización.

EDC: C.A. La Electricidad de Caracas.

EDELCA: Electrificación del Caroní, C.A.

Energía entregada por el sistema de transmisión al de distribución: Se contabiliza como la energía entregada en los principales de las subestaciones a las redes de distribución.

Energía Neta Total: Es la energía (generada o intercambiada) que entra al sistema de transmisión-distribución, descontando la energía asociada a los autoconsumos de generación.

Factor de Capacidad Neta: Relación entre la energía neta generada y la energía que pudo haber sido generada durante operación continua.



GLOSARIO DE TERMINOS ...2

Factor de Disponibilidad: Porcentaje de tiempo que una unidad está en servicio o disponible.

Generación Bruta: Energía eléctrica producida por las unidades generadoras (medida a la salida de la unidad de generación).

Generación Neta: Generación bruta menos la energía eléctrica consumida en planta y pérdidas.

GENEVAPCA: Generación de Vapor Genevapca, C.A. Es la filial de EDC que suple de electricidad y vapor al Centro de Refinación más grande del mundo, propiedad de PDVSA, ubicado en la Península de Paraguaná

GWh: Gigavatio-hora. Un millón de kilovatios-hora.

KV: Kilovoltio. Unidad de medida de potencial eléctrico.

KVA: Kilovoltio-amperio.

KWh: Kilovatio-hora. Uso de electricidad a la tasa de 1 kilovatio por una hora.

Margen EBITDA: EBITDA expresado como porcentaje del total de ingresos de operación.

MW: Megavatio (mil Kw). Unidad para medir potencia eléctrica.

OPSIS: Oficina de Operación de Sistemas Interconectados. Representa al Centro de Control Nacional de Electricidad.

PDVSA: Petróleos de Venezuela, S. A.

Pérdidas de Energía: Representa la diferencia entre la energía que entra al sistema de transmisión-distribución y la que se vende al cliente. Son ocasionadas por la operación del sistema eléctrico (pérdidas técnicas) y por el uso indebido de la electricidad (hurto, fraude, etc.). Se contabiliza en un intervalo de 12 meses como un porcentaje de la energía neta total.

SAIDI: Índice Móvil Anual de Duración de Interrupción del Sistema. kVA instalados interrumpidos imprevistos por los minutos de interrupción dividido entre los kVA totales.

SAIFI: Índice Móvil Anual de Frecuencia de Interrupción. kVA instalados interrumpidos imprevistos dividido entre los KVA totales.

SENIAT: Servicio Nacional Integrado de Administración Aduanera y Tributaria.

S.I.N.: Sistema Interconectado Nacional

Utilidad (pérdida) neta por acción: Utilidad (pérdida) neta entre el promedio ponderado del número de acciones en circulación.

Utilidad (pérdida) neta por ADR: Utilidad (pérdida) neta por acción por el número de acciones que conforman un ADR (50 acciones comunes de la compañía).

